CUSIP No. 62845B104	Page 1 of 20 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 4

Under the Securities Exchange Act of 1934

MUTUALFIRST FINANCIAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

62845B104
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
47 E. Chicago Avenue
Suite 328
Naperville, IL  60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 62845B104	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 574,060
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 574,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62845B104	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,451
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 62845B104	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,723
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 62845B104	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 141,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 141,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 62845B104	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 141,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 141,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62845B104	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 715,773
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 715,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62845B104	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,087
	8	SHARED VOTING POWER 715,773
	9	SOLE DISPOSITIVE POWER 2,087
	10	SHARED DISPOSITIVE POWER 715,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62845B104	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 715,773
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 715,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62845B104	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 62845B104	Page 11 of 20 Pages

Item 1.                                        Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of MutualFirst Financial, Inc. (the “Company” or “MutualFirst”).  The address of the principal executive offices of the Company is 110 E. Charles Street, Muncie, IN 47305-2419.

Item 2.	Identity and Background

This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Schedule 13D are collectively the “PL Capital Group.”

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP; and

•	John W. Palmer and Richard J. Lashley, as (1) Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) for shares held in their Individual Retirement Accounts (IRA).

The joint filing agreement of the PL Capital Group is attached as Exhibit 1 to Amendment No. 3 to the Schedule 13D, as filed with the SEC on February 16, 2017.

CUSIP No. 62845B104	Page 12 of 20 Pages

(a)-(c)            This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer in his IRA and personal name and Mr. Lashley in his IRA.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)            During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 719,860 shares of Common Stock of the Company acquired at an aggregate cost of $10,070,067.

CUSIP No. 62845B104	Page 13 of 20 Pages

From time to time, various members of the PL Capital Group may have purchased Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) on usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no members of the PL Capital Group have margin or other loans from Goldman Sachs, or others secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 352,451 shares of Common Stock it holds in its name is $4,861,625.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Financial Edge Strategic to acquire the 154,723 shares of Common Stock it holds in its name is $2,054,748.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Focused Fund to acquire the 66,886 shares of Common Stock it holds in its name is $892,347.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Goodbody/PL LP to acquire the 141,713 shares of Common Stock it holds in its name is $2,211,285.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended to acquire the 2,000 shares of Common Stock Mr. Palmer holds in his IRA, which were transferred to Mr. Palmer upon dissolution of the Pension Plan for no consideration, was $24,114 and came from available capital of the Pension Plan.  The amount of funds expended by Mr. Palmer to acquire the 87 shares of Common Stock he owns personally is $1,835 and came from his available personal capital.

The amount of funds expended to acquire the 2,000 shares of Common Stock Mr. Lashley holds in his IRA, which were transferred to Mr. Lashley upon dissolution of the Pension Plan for no consideration, was $24,114 and came from available capital of the Pension Plan.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s fourth amendment to its initial Schedule 13D filing.  In the aggregate, the PL Capital Group owns 9.8% of the Company’s Common Stock, based upon the Company’s aggregate outstanding shares as of March 15, 2017.

CUSIP No. 62845B104	Page 14 of 20 Pages

As previously disclosed, Mr. Lashley submitted a letter dated February 10, 2017 to the Boards of Directors of the Company and its wholly-owned subsidiary MutualBank, in which he submitted his resignation from the Boards of Directors, effective at the end of the day on February 15, 2017, in order to avoid a potential violation of the Management Interlock Act.  A copy of Mr. Lashley’s letter is attached as Exhibit 3 to Amendment No. 3 to the Schedule 13D, as filed with the SEC on February 16, 2017.  At that time, Mr. Lashley stated his intent to work cooperatively with the Company and MutualBank to seek waivers of the Management Interlock Act restriction from applicable regulatory authorities.

During February and March of 2017, the Company and MutualBank submitted various materials and applications to the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Bank of Chicago (“FRB”) requesting a management interlocks exemption, permitting Mr. Lashley to serve on the boards of MutualFirst Financial, Inc. and Mutual Bank, while also serving as a member of the board of directors of Banc of California, Inc. and Banc of California, N.A.  On March 23, 2017, the FDIC granted the Bank a Management Interlocks Act exemption allowing Mr. Lashley to serve as a director of the Bank, and, on April 25, 2017, the Board of Governors of the FRB granted the Company a Management Interlocks Act exemption allowing Mr. Lashley to serve as a director of the Company.  As a result, on April 19, 2017, the Board of the Bank re-appointed Mr. Lashley to serve on the Bank's Board and on May 4, 2017, the Board of the Company intends to re-appoint Mr. Lashley to serve on the Company's Board, in each case with a term to expire in 2020.

Unless otherwise noted in this amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing the PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 7,344,233, reported as the number of outstanding shares as of March 15, 2017, on the Company’s Annual Report on Form 10-K filed on March 16, 2017.

The PL Capital Group made the following transactions in the Common Stock within the past 60 days, as noted below:

(A)	Financial Edge Fund

(a)-(b)            See cover page.

CUSIP No. 62845B104	Page 15 of 20 Pages

(c)	Financial Edge Fund made the following purchases (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
03/22/2017	4,000	$31.00	Open Market Purchase
03/17/2017	800	$31.00	Open Market Purchase

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)            See cover page.

(c)	Financial Edge Strategic made the following purchase (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
03/22/2017	2,000	$31.00	Open Market Purchase

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)            See cover page.

(c)	Focused Fund made the following purchase (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
03/22/2017	700	$31.00	Open Market Purchase

CUSIP No. 62845B104	Page 16 of 20 Pages

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)            See cover page.

(c)	Goodbody/PL LP made the following purchases (and no sales) of Common Stock in the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
03/22/2017	4,000	$31.00	Open Market Purchase
03/08/2017	1,100	$30.97	Open Market Purchase
02/17/2017	1,800	$30.98	Open Market Purchase

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)            PL Capital

(a)-(b)            See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)            PL Capital Advisors

(a)-(b)            See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

CUSIP No. 62845B104	Page 17 of 20 Pages

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)            Goodbody/PL LLC

(a)-(b)            See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)            Mr. John W. Palmer

(a)-(b)            See cover page.

(c)
Mr. Palmer has made no purchases or sales during the past 60 days. On December 12, 2014, in connection with the dissolution of the Pension Plan, 2,000 shares of Common Stock were transferred to Mr. Palmer’s IRA for no consideration.

(I)            Richard J. Lashley

(a)-(b)            See cover page.

(c)
Mr. Lashley has made no purchases or sales during the past 60 days. On December 12, 2014, in connection with the dissolution of the Pension Plan, 2,000 shares of Common Stock were transferred to Mr. Lashley’s IRA for no consideration.

CUSIP No. 62845B104	Page 18 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 3 to the Schedule 13D, as filed with the SEC on February 16, 2017, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Standstill Agreement dated February 26, 2015*

3	Letter from Richard Lashley to the Boards of Directors of MutualFirst Financial, Inc. and Mutual Bank dated February 10, 2017*

*Filed previously

CUSIP No. 62845B104	Page 19 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            May 1, 2017

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 62845B104	Page 20 of 20 Pages

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley